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Consent of Report of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No 333-209921 on Form F-3 and to the use of our report dated March 30, 2017 relating to the consolidated financial statements of Northern Dynasty Minerals Ltd. and subsidiaries (which report expresses an unmodified/unqualified opinion and includes an emphasis of matter paragraph relating to going concern uncertainty) appearing in this Annual Report on Form 40-F of Northern Dynasty Minerals Ltd. for the year ended December 31, 2016.

/s/ Deloitte LLP

Chartered Professional Accountants
March 30, 2017
Vancouver, Canada

Member of Deloitte Touche Tohmatsu Limited